EXHIBIT 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(In millions)	Years Ended December 31,
	2003	2002	2001	2000	1999
Earnings:
Income (loss) from continuing operations before taxes, discontinued operations and cumulative effect of accounting change	$5	$(27)	$(13)	$131	$27
Add (deduct):
Equity in income of non-consolidated affiliates	(8)	—	—	(2)	—
Dividends received from non-consolidated affiliates	—	—	—	1	—
Fixed charges as described below	31	36	29	27	27

Total	$28	$9	$16	$157	$54

Fixed charges:
Interest expensed and capitalized	$20	$26	$18	$16	$16
Estimated interest factor in rent expense (1)	11	10	11	11	11

Total	$31	$36	$29	$27	$27

Ratio of earnings to fixed charges (2)	—	—	—	5.8	2.0

(1)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.

(2)	Income (loss) from continuing operations before taxes, discontinued operations and cumulative effect of accounting change was insufficient to cover fixed charges by approximately $3 million, $27 million and $13 million for the years ended December 31, 2003, 2002 and 2001, respectively.